Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income (loss) before income taxes	$156,067	$(632,454)	$(535,085)	$1,562,038	$1,213,049
Plus: Fixed charges	294,495	320,562	313,079	283,928	235,275

Earnings, as defined	$450,562	$(311,892)	$(222,006)	$1,845,966	$1,448,324

Fixed charges
Interest expense	$294,495	$320,562	$313,079	$283,928	$235,275

Fixed charges, as defined	$294,495	$320,562	$313,079	$283,928	$235,275

Ratio of earnings to fixed charges	1.5x	n/a	n/a	6.5x	6.2x